FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a—16 or 15d—16 of

the Securities Exchange Act of 1934

For the month of July, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F). Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    ).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

Date:	July 27, 2004	By:	/s/ P A Stafford
		Name:	P A Stafford
		Title:	Assistant Group Secretary

HSBC BANK CANADA 2004 INTERIM RESULTS - HIGHLIGHTS

•	Net income was C$181 million for the half-year ended 30 June 2004, an increase of 24.0 per cent from C$146 million in the same period in 2003.

•	Net income was C$89 million for the quarter ended 30 June 2004, an increase of 21.9 per cent from C$73 million for the quarter ended 30 June 2003.

•	Return on average common equity was 20.5 per cent for the half-year and 19.7 per cent for the quarter ended 30 June 2004 compared with 19.1 per cent for the same periods in 2003.

•	The cost:income ratio was 55.0 per cent for the half-year ended 30 June 2004 and 54.1 per cent for the quarter ended 30 June 2004 compared with 55.7 per cent and 56.6 per cent for the same periods in 2003.

•	Total assets of C$40.8 billion at 30 June 2004 compared with C$36.1 billion at 30 June 2003.

•	Total assets under administration were C$20.5 billion at 30 June 2004, of which C$15.8 billion were funds under management and C$4.7 billion were custody and administration accounts compared with C$12.4 billion and C$3.4 billion at 30 June 2003.

Financial Commentary

HSBC Bank Canada recorded net income of C$181 million for the half-year ended 30 June 2004, an increase of C$35 million, or 24.0 per cent, from C$146 million for the same period in 2003. Net income for the quarter ended 30 June 2004 was C$89 million, an increase of C$16 million, or 21.9 per cent, from C$73 million for the quarter ended 30 June 2003. Net income benefited from a C$4 million gain on sale of a subsidiary in the quarter ended 30 June 2004 and from a C$9 million one-time change in accounting for mortgage loan prepayment fees in the quarter ended 31 March 2004. Excluding these items, net income for the half-year ended 30 June 2004 was C$168 million, 15.1 per cent higher when compared with the same period in 2003. Net income in the quarter ended 30 June 2004, excluding the gain, was C$85 million, 16.4 per cent higher when compared with the quarter ended 30 June 2003.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: “Results for the quarter were encouraging and reflect good momentum in our core businesses. We continued to attract new customers, which contributed to strong asset growth in our personal and commercial customer groups. However, the continued competitive environment, particularly in residential mortgages and personal deposits, has impacted our net interest margins. We are pleased to see that our ongoing investment in wealth management has resulted in higher fee income. Credit losses for the quarter were stable compared with the same period in 2003 and is reflective of the improving economy in Canada and in the United States during 2004.

“As the acquisition of Intesa Bank Canada (Intesa) was successfully completed in the quarter ended 30 June 2004, I would like to take this opportunity to formally welcome customers and staff of Intesa to HSBC. While we do not expect Intesa to materially impact our results in 2004, the focus over the balance of the year will be to successfully integrate the operations of Intesa into ours. We will work hard to ensure that our new customers continue to receive the high levels of service they are accustomed to while introducing them to the expanded range of products and services that HSBC offers.”

Net interest income

Net interest income for the half-year ended 30 June 2004 was C$437 million compared with C$439 million for the same period in 2003. For the quarter ended 30 June 2004, net interest income was C$221 million, in line with the quarter ended 30 June 2003. Net interest income was negatively impacted by lower average interest rates in 2004 compared with 2003. However, average interest earning assets in 2004 were higher across all customer groups. Commercial loans were higher due to the improving economy during 2004. Personal lending in consumer loans and residential mortgages continued to be strong in the quarter ended 30 June 2004 and was aided by a further 25 basis point decrease in the Bank of Canada’s overnight lending rate.

The net interest margin, as a percentage of average interest earning assets, was 2.55 per cent for the half-year ended 30 June 2004 compared with 2.77 per cent for the same period in 2003. For the quarter ended 30 June 2004 the net interest margin was 2.52 per cent compared with 2.75 per cent for the same period in 2003. The net interest spread continues to be negatively impacted by extremely competitive product pricing, consistent with the trend experienced by the industry in 2003, and the low interest rate environment.

Other income

Other income was C$257 million for the half-year ended 30 June 2004 compared with C$207 million for the same period in 2003. For the quarter ended 30 June 2004, other income was C$130 million compared with C$106 million for the same quarter in 2003.

Capital market fees in 2004 were significantly higher than the comparative periods in 2003 due to higher retail brokerage commissions, which were driven by the improving equity markets and an increase in the average number of retail equity trading transactions. Credit fees were higher due to an increase in commercial lending activities as economic conditions improved during the quarter ended 30 June 2004. Mutual fund and administration fees were higher in 2004 than the comparative periods in 2003 due to success in attracting funds into the higher value and tailored Private Investment Management and Portfolio Advantage products. Foreign exchange revenue was higher in 2004 compared with 2003 as customer activity increased due to the continued volatility of the Canadian and US dollars. Securitisation income was higher due to gains of C$8 million in the quarter ended 30 June 2004 arising from the sale of C$317 million of residential mortgages. Higher fees and income from merchant banking activities benefited other income in 2004 compared with the same periods in 2003.

Non-interest expenses

Non-interest expenses were C$382 million for the half-year ended 30 June 2004 compared with C$360 million for the same period in 2003. For the quarter ended 30 June 2004 non-interest expenses were C$190 million compared with C$185 million for the same quarter in 2003.

Salaries and benefits in 2004 were higher than comparative periods in 2003 due to higher variable compensation resulting from higher capital market fees and increased discretionary bonuses. In addition, 2004 included higher stock-based compensation, pension and employee benefits costs. Other non-interest expenses in the quarter ended 30 June 2004 were lower than in the quarter ended 30 June 2003 due to lower operating losses.

Credit quality and provision for credit losses

The provision for credit losses was C$34 million for the half-year ended 30 June 2004 compared with C$39 million in the same period of 2003. For the quarter ended 30 June 2004 the provision for credit losses was C$20 million compared with C$19 million in the same period last year. The decrease in the year-to-date provision reflects the continuing improvement in the performance of the credit portfolio primarily from declining corporate default rates and improving economic conditions in Canada and the United States.

Gross impaired loans increased C$30 million to C$232 million at 30 June 2004 compared with C$202 million at 31 March 2004 and C$246 million at 30 June 2003. The acquisition of Intesa accounted for C$28 million of the increase in the quarter ended 30 June 2004. Certain of these loans are supported by a letter of credit from Intesa’s former parent or have been adequately provided for. Total impaired loans, net of specific allowances, were C$138 million at 30 June 2004 and at 31 March 2004 compared with C$155 million at 30 June 2003. The general allowance for credit losses was C$265 million compared with C$258 million at 31 March 2004 and C$247 million at 30 June 2003. The allowance for credit losses, as a percentage of loans outstanding, was 1.30 per cent at 30 June 2004 compared with 1.24 per cent at 31 March 2004 and 1.36 per cent at 30 June 2003.

Balance sheet

Total assets at 30 June 2004 were C$40.8 billion, up C$3.3 billion from C$37.5 billion at 31 December 2003 and C$4.7 billion from C$36.1 billion at 30 June 2003. The acquisition of Intesa added C$1.2 billion in total assets comprising of C$0.5 billion in cash and securities and C$0.7 billion in loans. The underlying growth in assets during 2004 was strong. Commercial loans increased, excluding Intesa, by C$1.1 billion for the half-year and by C$0.6 billion for the quarter ended 30 June 2004, as economic conditions in Canada and the United States improved. Total residential mortgages and consumer loans, excluding Intesa, grew by C$0.6 billion for the half-year and by C$0.4 billion in the quarter ended 30 June 2004, due to continued strong activity in the housing market and continued low interest rates.

Total deposits increased C$2.8 billion, C$1.0 billion from Intesa, to C$32.1 billion at 30 June 2004 from C$29.3 billion at 31 December 2003. Commercial deposits increased, excluding Intesa, by C$1.5 billion for the half-year and by C$1.1 billion for the quarter ended 30 June 2004, as economic conditions in Canada and the United States improved. Personal deposits, excluding Intesa, grew by C$0.5 billion for the half-year and by C$0.3 billion in the quarter ended 30 June 2004, in part due to a successful investment campaign in the first quarter of 2004.

Impact of new accounting policy

In the first quarter of 2004, we adopted the Canadian Institute of Chartered Accountants’ new accounting requirements that provide additional guidance on appropriate accounting policies. Loan prepayment fees arising from repayment or renegotiation of residential mortgages, previously deferred and amortised, are recognised when the related mortgages are repaid or renegotiated. As a result, C$14 million, before income taxes, of previously deferred mortgage prepayment fees were recognised and disclosed separately in the statement of income.

Discontinued operations

The sale of HSBC Canadian Direct Insurance Incorporated (CDII) to Canadian Western Bank was completed in the quarter ended 30 June 2004. We received cash proceeds of C$25 million and recorded a gain on sale of C$4 million, after income taxes. The gain on sale and net income of CDII, up to 30 April 2004, are disclosed in the consolidated statement of income as income from discontinued operations for the current and comparative quarters.

Total assets under administration

Funds under management were C$15.8 billion at 30 June 2004 compared with C$12.4 billion at the same time last year and were in line with the balances at 31 March 2004. Year over year growth benefited from a general improvement in the equity markets, an increase in number of new accounts, increased productivity from investment advisors and favourable effects of recent investments in the wealth management businesses. During the quarter ended 30 June 2004, growth in personal funds benefited from a successful investment campaign, which began in the quarter ended 31 March 2004. This was offset by a drop in institutional funds due to the competitive market and less funds being placed as companies increased their business spending due to the improving economy. Including custody and administration balances, total assets under administration were C$20.5 billion compared with C$20.7 billion at 31 March 2004.

Capital ratios

The bank’s tier 1 capital ratio was 8.7 per cent and the total capital ratio was 11.2 per cent at 30 June 2004. This compares with 8.3 per cent and 10.9 per cent, respectively, at 31 March 2004 and 8.0 per cent and 10.9 per cent, respectively, at 30 June 2003. The capital ratios improved in the quarter ended 30 June 2004 due to a C$175 million issuance of common shares, partially to fund the acquisition of Intesa. This was offset by declaration of C$50 million in dividends on common shares in the quarter ended 30 June 2004.

Preferred share dividends

A regular dividend of 39.0625 cents per share (totalling C$2 million) has been declared on the Class 1 Preferred Shares - Series A. The dividend will be payable in cash on 30 September 2004, for shareholders of record on 15 September 2004.

About HSBC Bank Canada

HSBC Bank Canada (HSB.PR.A - TSX), a subsidiary of HSBC Holdings plc, has more than 170 offices. With over 9,500 offices in 79 countries and territories and assets of US$1,034 billion at 31 December 2003, the HSBC Group is one of the world’s largest banking and financial services organisations. For more information about HSBC Bank Canada and its products and services, visit our website at hsbc.ca.

Copies of HSBC Bank Canada’s Interim Report will be sent to shareholders during August 2004.

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates.

Summary

	Quarter ended		Half-year ended
Figures in C$ millions (except per share amounts)	30Jun04	31Mar04	30Jun03	30Jun04	30Jun03
Earnings
Net income	89	92	73	181	146
Basic earnings per share	0.18	0.19	0.15	0.37	0.30

Performance ratios (%)

Return on average common equity	19.7	21.3	19.1	20.5	19.1
Return on average assets	0.88	0.95	0.79	0.92	0.80
Net interest margin	2.52	2.57	2.75	2.55	2.77
Cost:income ratio	54.1	56.0	56.6	55.0	55.7
Other income:total income ratio	37.0	37.0	32.4	37.0	32.0

Credit information
Impaired loans	232	202	246
Allowance for credit losses
- Balance at end of period	359	322	338
- As a percentage of impaired loans	155%	159%	137%
- As a percentage of loans outstanding	1.30%	1.24%	1.36%

Average balances
Assets	39,650	38,061	36,275	38,859	35,933
Loans	26,280	25,423	24,322	25,851	24,142
Deposits	30,668	29,895	28,732	29,897	28,599
Common equity	1,772	1,711	1,505	1,742	1,507
Capital ratios (%)
Tier 1	8.7	8.3	8.0
Total capital	11.2	10.9	10.9

Total assets under administration
Funds under management	15,761	15,775	12,447
Custody and administration accounts	4,721	4,971	3,388
Total assets under administration	20,482	20,746	15,835

Consolidated Statement of Income (Unaudited)

	Quarter ended		Half-year ended
Figures in C$ millions (except per share amounts)	30Jun04	31Mar04	30Jun03	30Jun04	30Jun03
Interest and dividend income
Loans	338	340	352	678	685
Securities	19	21	29	40	57
Deposits with regulated financial institutions	12	14	14	26	27
Total interest income	369	375	395	744	769

Interest expense
Deposits	140	150	165	290	312
Debentures	8	9	9	17	18
Total interest expense	148	159	174	307	330
Net interest income	221	216	221	437	439
Provision for credit losses	20	14	19	34	39
Net interest income after provision for credit losses	201	202	202	403	400

Other income
Deposit and payment service charges	21	20	20	41	40
Credit fees	21	18	17	39	33
Capital market fees	25	32	22	57	38
Investment administration fees	15	14	13	29	26
Foreign exchange	17	17	15	34	29
Trade finance	8	6	7	14	13
Trading revenue	4	2	2	6	5
Securitisation income	9	6	3	15	8
Other	10	12	7	22	15
Total other income	130	127	106	257	207

Net interest and other income	331	329	308	660	607

Non-interest expenses
Salaries and employee benefits	103	100	93	203	178
Premises and equipment	26	27	28	53	56
Other	61	65	64	126	126
Total non-interest expenses	190	192	185	382	360

Income before effect of accounting change	141	137	123	278	247
Effect of accounting change	—	14	—	14	—
Income before provision for income taxes and non-controlling interest in income of trust	141	151	123	292	247
Provision for income taxes	(52)	(56)	(47)	(108)	(94)
Non-controlling interest in income of trust	(4)	(4)	(4)	(8)	(8)
Income from continuing operations	85	91	72	176	145
Income from discontinued operations	4	1	1	5	1
Net income	89	92	73	181	146
Preferred share dividends	2	2	2	4	4
Net income attributable to common shares	87	90	71	177	142

Average common shares outstanding (000)	475,591	471,168	471,168	473,380	471,168
Basic earnings per share (C$)	0.18	0.19	0.15	0.37	0.30

Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions	At 30Jun04	At 30Jun03	At 31Dec03
Assets
Cash and deposits with Bank of Canada	343	256	371
Deposits with regulated financial institutions	4,041	3,373	3,713
	4,384	3,629	4,084

Investment securities	1,986	2,234	2,491
Trading securities	715	642	596
	2,701	2,876	3,087

Assets purchased under reverse repurchase agreements	2,050	1,572	596

Loans
- Businesses and government	13,029	11,664	11,992
- Residential mortgage	11,487	10,880	10,248
- Consumer	3,100	2,702	2,573
- Allowance for credit losses	(359)	(313)	(338)
	27,257	24,933	24,475

Customers’ liability under accceptances	3,309	3,247	2,904
Land, buildings and equipment	96	111	105
Other assets	977	1,141	888
	4,382	4,499	3,897
Total assets	40,774	37,509	36,139

Liabilities and shareholders’ equity
Deposits
- Regulated financial institutions	720	641	710
- Individuals	14,895	13,924	13,914
- Businesses and governments	16,495	14,774	13,641
	32,110	29,339	28,265

Subordinated debentures	508	504	509

Acceptances	3,309	3,247	2,904
Assets sold under repurchase agreements	176	30	25
Other liabilities	2,366	2,340	2,541
Non-controlling interest in trust and subsidiary	230	230	230
	6,081	5,847	5,700

Shareholders’ equity
- Preferred shares	125	125	125
- Common shares	1,125	950	950
- Contributed surplus	173	169	165
- Retained earnings	652	575	425
	2,075	1,819	1,665
Total liabilities and shareholders’ equity	40,774	37,509	36,139

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended		Half-year ended
Figures in C$ millions	30Jun04	31Mar04	30Jun03	30Jun04	30Jun03
Cash flows (used in)/ provided by:
- Operating activities	(42)	426	687	384	1,062
- Financing activities	1,390	592	(168)	1,982	(264)
- Investing activities	(1,297)	(834)	(583)	(2,131)	(902)

Increase/(decrease) in cash and cash equivalents	51	184	(64)	235	(104)
Cash and cash equivalents, beginning of period	3,633	3,449	3,597	3,449	3,637
Cash and cash equivalents, end of period	3,684	3,633	3,533	3,684	3,533

Represented by:
- Cash resources per balance sheet	4,384	4,379	4,084
- less non-operating deposits^	(700)	(746)	(551)

- Cash and cash equivalents, end of period	3,684	3,633	3,533

^	Non-operating deposits are comprised primarily of cash which reprices after 90 days and cash restricted for recourse on securitisation transactions.